                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 1997

                                ZINDART LIMITED
                 (Translation of registrant's name into English)

   Flat C & D, 25/F., Block 1, Tai Ping Industrial Centre, 57, Ting Kok Road,
                            Tai Po, N.T., Hong Kong
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                  Yes                       No  X

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  ---

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                                ZINDART LIMITED

                                    FORM 6-K

                               TABLE OF CONTENTS

                                                                          Page

Press Release issued August 5, 1997.......................................  3

Supplemental Information to Press Release issued August 5, 1997...........  6


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                                 ZINDART LIMITED


FOR IMMEDIATE RELEASE

ZINDART LIMITED (ZNDTY) First Quarter: Net Income up 58.6% to $2.1 million on revenues of $16.6 million: Orders strong at $29.4 million.

HONG KONG August 5, 1997. Zindart Limited (NASDAQ/NM:ZNDTY) recorded net income of $2.10 million in its first quarter of fiscal year 1998, ended June 30, 1997, up 58.6% from $1.33 million in the prior year. Net sales increased to $16.55 million from $15.98 million in the first quarter of fiscal year 1997. Earnings per share moved up to $0.31, from $0.27, despite an increase in the number of shares outstanding from 5,000,000 to 6,725,000.

                              GROSS MARGINS AT 30%

Gross margins for the quarter, approximately 30.1%, were well above the 23.7% achieved in the same period for the prior year. This margin growth resulted from operating improvement as a result of full utilization of Phase I of the Dongguan facility. Gross margins improved sequentially in each of the prior four quarters.

Improved margins were also accompanied by a healthy expansion of orders. As of June 30, 1997, the Company's orders on-hand totaled $29.4 million as compared to $18.4 million as of June 30, 1996.

                              INVESTMENTS IN GROWTH

Marketing and administrative costs, which were 12.9% of revenues in the prior year, rose to just over 16% in the first quarter. This increase resulted from additional personnel costs associated with supporting growth of the Company's business and additional legal and professional expenses associated with the Company's new status as a public company.

Growth initiatives progress in several areas of the Company. In August, operations are scheduled to start up at the Company's U.S. marketing office based on the West Coast. The expansion of the Company's production facility at Dongguan, which will allow more than double the staff and size of that installation, is scheduled to be completed during fiscal 1998. The construction has been completed and production is scheduled to be relocated to Dongguan during the second and third quarters.

Commenting on this growth, Chief Operating Officer Feather Fok stated, "We are working to sustain our top line growth by adding major customers globally, augmenting our product line and building a marketing infrastructure that can provide additional services to existing customers.



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
Due to one-time factors, growth was moderate in the first quarter. Temporary labor shortages, which gradually improved in July, and the late receipt of some large orders constrained progress on the sales front.

                            SHIFT IN INTEREST EXPENSE

The Company enjoyed major shifts in interest expense and income, arising from the IPO in March 1997. Interest expense fell from $281,000 in the first quarter of fiscal year 1997 to $56,000 in the first quarter of fiscal year 1998, while interest income moved up sharply from $28,000 to $126,000. Cash and cash equivalents were $13.2 million as of June 30, 1997.

Zindart, which was founded in 1978, is a Hong Kong based manufacturer of high-quality detailed metal die-cast and plastic molded collectibles, ornaments, and toys. Its major customers are in the United States.

Certain statements in this release, including without limitation statements regarding the timing of completion of Phase II construction at the Dongguan Facility and the expected benefits of relocating its production lines to the Dongguan Facility, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to materially differ from those anticipated in the forward-looking statements. Risks and uncertainties that might cause such a difference include, without limitation, changes in market demand for the Company's products, changes in economic conditions, construction delays, logistical problems in consolidating production at a single facility and other risks detailed in the Company's Securities and Exchange Commission filings, including those risk factors set forth in the Company's Form 20-F for the year ended March 31, 1997. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Zindart prepares its financial results in U.S. dollars in accordance with U.S GAAP.

         CONTACT:          Zindart Ltd., Hong Kong
                           Feather Fok, COO & CFO
                           011/852-2666-1742, feather@zindart.com


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                                 ZINDART LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
        (in thousands of United States dollars, except per share amounts)

                                                                             Three Months Ended June 30
                                                                                     (Unaudited)
                                                                              1997                  1996
                                                                             -------               -------
Net sales                                                                    $16,552               $15,978
Cost of sales                                                                 11,566                12,190
                                                                             -------               -------
Gross Profit                                                                   4,986                 3,788
Selling, general and administrative expenses                                   2,734                 2,055
                                                                             -------               -------
Operating income                                                               2,252                 1,733
Other income (expenses), net                                                     124                  (129)
                                                                             -------               -------
Income before income taxes                                                     2,376                 1,604
Provision for income taxes                                                       215                   141
                                                                             -------               -------
Net income before minority interest                                            2,161                 1,463
Minority interest                                                                 59                   138
                                                                             -------               -------
Net income                                                                   $ 2,102               $ 1,325
                                                                             -------               -------
Earning per share                                                            $  0.31               $  0.27
                                                                             -------               -------
Weight average number of shares outstanding during the period                  6,720                 5,000
Number of shares outstanding as of June 30                                     6,725                 5,000

                           CONSOLIDATED BALANCE SHEETS
                     (in thousands of United States dollars)

                                                                                       June 30
                                                                                      (Unaudited)
                                                                               1997                  1996
                                                                             -------               --------
ASSETS:

Cash and bank deposits                                                       $13,191               $   893
Accounts receivable, net                                                       9,307                10,772
Deposits and prepayments                                                       2,413                   164
Inventories, net                                                               9,138                 7,559
                                                                             -------               -------
 Total current assets                                                         34,049                19,388
Property, plant, equipment and capital leases, let                            11,825                11,029
Construction-in-progress                                                       4,589                    --
Long-term investments                                                            179                   179
Goodwill, net                                                                     65                    72
                                                                             -------               -------
  Total assets                                                               $50,707               $30,668

Short-term bank borrowings                                                   $   279               $ 4,439
Capital lease obligations, current portion                                       713                 1,120
Accounts payable                                                               2,392                 3,279
Receipt in advance                                                             2,179                 1,029
Accrued liabilities                                                            8,495                 4,482
Taxation payable                                                                 648                   543
                                                                             -------               -------
  Total current liabilities                                                   14,706                14,892
Long-term debts                                                                   --                 1,517
Capital lease obligations                                                      1,250                   467
Deferred taxation                                                                120                   120
                                                                             -------               -------
  Total liabilities                                                           16,076                16,996

Minority Interest                                                              1,103                   739

Paid-in capital                                                                  435                   323
Additional paid-in capital                                                    14,031                    --
Retained earnings                                                             19,062                12,610
                                                                             -------               -------
  Total Shareholders' Equity                                                  33,528                12,933
                                                                             -------               -------
  Total Liabilities, Minority Interests and Shareholders' Equity             $50,707               $30,668
                                                                             -------               -------


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

Supplemental Information

Zindart Limited ("Zindart" or the "Company") is a leading manufacturer of high-quality die-cast and injection-molded products for the premier U.S. designers and marketers of die-cast collectibles, holiday ornaments and toys.

Sales to two major customers -- Hallmark and Ertl -- account for a majority of Zindart's total net sales, and the Company anticipates that sales to Mattel will comprise a significant portion of future sales. Zindart's dependence on these customers is expected to continue in the foreseeable future. Although management believes that any one of its customers could be replaced eventually, the loss of any one of its major customers or a material reduction in received or anticipated orders from such customer would have a material adverse effect on Zindart's business, financial condition and results of operations. Zindart may also experience fluctuations in quarterly sales and related net income compared with the prior year's comparable quarter due to the timing of receipt of orders from its customers for die-cast collectibles, toys and molds, the shipment of such products and the timing of Company expenses. As a result, Zindart may experience quarterly or annual variations in operating results or, in any event, Zindart's results may not meet analyst's expectations from time to time, either of which could adversely affect the trading price of Zindart's American Depositary Shares. Zindart is also subject to certain risks relating to the conduct of business in Hong Kong and the People's Republic of China (the "PRC"). For more discussion of these and other risks relating to Zindart, see Zindart's Annual Report on Form 20-F for the year ended March 31, 1997 (the "Form 20-F").

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to materially differ from those anticipated. Risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for the Company's products, changes in economic conditions, construction delays with respect to the Company's new facilities, logistical problems in consolidation production at a single facility and other risks described in the Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Results of Operations

The table below sets forth certain statement of operations data as a percentage of net sales for the three months ended June 30, 1996 and 1997.

                                                               Three Months Ended
                                                                    June 30,

                                                               1996          1997
                                                               -----         -----
Net sales                                                      100.0%        100.0%

Gross profit                                                    23.7%         30.1%

Selling, general and administrative expenses                    12.9%         16.5%

Operating income                                                10.9%         13.6%

Income before income taxes                                      10.0%         14.4%

Provision for income taxes                                       0.9%          1.3%

Minority interests                                               0.9%          0.4%

Net income                                                       8.3%         12.7%


Three months ended June 30, 1997 and 1996

Net sales. Net sales for the three months ended June 30, 1997 were $16.6 million, an increase of $0.6 million, or 3.6%, from the same period in 1996. Labor shortages, which gradually improved in July 1997, and late receipt of some large orders in the three months ended June 30, 1997, temporarily limited net sales growth.

Gross Profit. Gross profit was $5.0 million for the three months ended June 30, 1997, an increase of $1.2 million, or 31.6%, from the same period in 1996. Gross margin was 30.1% in the three months ended June 30, 1997 as compared to 23.7% in the same period in 1996. This margin growth resulted from operating improvement as a result of full utilization of Phase I of Dongguan facility. During the three months ended June 30, 1996, the Company incurred costs associated with operating the new facility in Dongguan at less than full capacity and training new employees.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2.7 million for the three months ended June 30, 1997, an increase of $0.7 million, or 33.0%, from the same period in 1996. This increase resulted from additional personnel costs associated with supporting growth of the Company's business and additional legal and professional expenses associated with the Company's new status as a public company. The Company anticipates that its selling, general and administrative expenses may increase at a moderate rate in subsequent periods.


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Operating and Net Income. As a result of the factors discussed above, operating income was $2.3 million for the three months ended June 30, 1997, an increase of $0.5 million, or 29.9%, from the same period in 1996. Net income was $2.1 million for the three months ended June 30, 1997, an increase of $0.8 million, or 58.6%, from the same period in 1996.

Liquidity and Capital Resources

         During the three months ended June 30, 1997, Zindart financed its operations through cash from operations and sales of equity securities. Zindart increased its working capital in March and April 1997 in connection with the Company's initial public offering, with net proceeds to Zindart of approximately $14.1 million. Cash and cash equivalents and total indebtedness were $13.2 million and $2.2 million respectively, at June 30, 1997. Cash generated from operating activities was $3.5 million for the three months ended June 30, 1997. Cash used by investing activities was $3.3 million, primarily as a result of expenditures for the acquisition of plan and equipment and construction-in-progress of Phase II of the Dongguan facility.

         During the three months ended June 30, 1997, Zindart repaid equipment lease financings of $0.2 million to two equipment lessors. As of June 30, 1997, the aggregate outstanding amount under all leases was $2.0 million. As of June 30, 1997, $1.84 million remained available to draw upon under these leases. These leases require repayment in 48 monthly installments. The first and second leases carry interest rates of 9.3% and 7.2%, respectively.

         Zindart has revolving lines of credit with three banks: Standard Chartered Bank, The Hong Kong and Shanghai Banking Corporation Limited and Citibank, N.A. As of June 30, 1997, these lines of credit allowed for aggregate borrowings of up to $16.2 million. As of June 30, 1997, Zindart had $0.3 million of short-term borrowing outstanding under these revolving lines of credit. In May 1997, Zindart renegotiated its banking facilities. As a result,the banks have released all loan covenants, mortgages over properties and pledges of bank deposits previously made by Zindart.

         Consistent with practice in the giftware, collectibles and toy industry, Zindart offers accounts receivable terms to its customers, This practice has created working capital requirements that Zindart generally has financed with net cash balances, internally generated cash flow and loans. Zindart's accounts receivable balance at June 30, 1997 was $9.3 million. Zindart has not experienced any significant problems with collection of accounts receivable from its customers.

         Capital expenditures for the three months ended June 30, 1997 were $3.3 million. Zindart believes that the proceeds from its initial public offering, cash generated from operations and its existing credit facilities will be sufficient to satisfy its working capital and capital expenditure requirements for at least the next 18 months. However, this forward-looking statement involves certain risks. See "Risk Factors" in the Form 20-F.

         All of Zindart's sales are denominated either in U.S Dollars or Hong Kong Dollars. The largest portion of Zindart's expenses are denominated in Hong Kong Dollars, followed by Renminbi (the PRC's currency) and US Dollars. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The PRC government sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rate between the Renminbi and the U.S. Dollar and the Hong Kong Dollar has fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on Zindart's results of operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on Zindart's results of operations.
Zindart does not currently hedge its foreign exchange positions.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Zindart Limited
                                  ----------------------------------------------
                                  (Registrant)


Date August 12, 1997              By   /s/ Feather S.Y. Fok
     ---------------                  ------------------------------------------
                                      (Signature)


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